Exhibit a.5.A

NEWS RELEASE
Release: IMMEDIATE For: ANALEX CORPORATION (Symbol: NLX)

Contact: Amber Gordon (703) 852-1392

QINETIQ GROUP PLC EXTENDS CASH TENDER OFFER FOR ALL ISSUED

AND OUTSTANDING SHARES OF ANALEX CORPORATION

Fairfax, VA, February 28, 2007 – QinetiQ Group plc (“QinetiQ”) announced today that Apollo Merger Sub Inc., an indirect wholly owned subsidiary of QinetiQ (the “Purchaser”), has extended the expiration date of its cash tender offer for all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Analex Corporation (“Analex”) at $3.70 per Share, net to the seller in cash, without interest (and subject to applicable withholding taxes) (the “Offer”) until midnight, New York City time, on March 12, 2007. QinetiQ also announced that as of midnight on February 27, 2007, approximately 13,032,024 Shares had been tendered and not withdrawn, representing approximately 31.6% of Analex’s Shares issued and outstanding and issuable upon conversion of warrants, preferred stock and convertible notes. In addition, a group of Analex’s major stockholders has pledged to tender a number of Shares issuable upon conversion of warrants, preferred stock and convertible notes equal to approximately 59% of Analex’s Shares issued and outstanding and issuable upon conversion of warrants, preferred stock and convertible notes. To date, approximately 90.7% of voting stock has been tendered or pledged and not withdrawn.

QinetiQ confirmed that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Offer had expired as of February 14, 2007, which satisfied one of the conditions necessary for the consummation of the pending acquisition. QinetiQ further confirmed that, as expected, other regulatory conditions necessary for the consummation of the pending acquisition have not yet been satisfied so that it cannot yet complete its Offer. QinetiQ expects to be able to complete its Offer in March 2007, pending receipt of required regulatory clearances.

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated January 30, 2007, the Letter of Transmittal, as amended, and related materials may be obtained free of charge by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or by calling MacKenzie Partners, Inc. toll free at (800) 322-2885.

Investors and stockholders of Analex should read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information about the tender offer. Investors and stockholders of Analex may obtain these and

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February 28, 2007

other documents filed by QinetiQ, the Purchaser, and Analex for free from the SEC’s web site at http://www.sec.gov.

About Analex Corporation

Analex (www.analex.com) specializes in providing intelligence, systems engineering and security services in support of the U.S. government. Analex focuses on developing innovative technical approaches for the intelligence community, analyzing and supporting defense systems, designing, developing and testing aerospace systems and providing a full range of security support services to the U.S. government. The company’s stock trades on the American Stock Exchange under the symbol NLX.

About QinetiQ

QinetiQ (pronounced ki net ik as in ‘kinetic energy’) is a leading international defense and security technology company that was formed in July 2001 from the UK Government’s Defense Evaluation & Research Agency (DERA). QinetiQ has over 11,400 employees, who deliver technology-based services and exploit QinetiQ’s strengths in technology research by selling systems solutions, products, managed services and licenses to government and commercial customers in a spectrum of defense, security and other commercial markets, and by creating technology based ventures.

In February 2006, QinetiQ Group plc was listed on the London Stock Exchange (main market). In the year to 31 March 2006, QinetiQ delivered a 37.6 per cent rise in underlying operating profit to £90.7m on turnover which rose by 22.9 per cent to £1,051.7m.

QinetiQ is organized into three operating sectors: Defense & Technology represents QinetiQ’s core UK-based defense business that provides research-based technology solutions and managed services into the UK’s armed forces. Security & Dual Use draws from QinetiQ’s broad inventory of defense-related intellectual property to develop commercially viable products and services. QinetiQ North America delivers technology services, systems engineering and technical assistance (SETA) and IT services.

QinetiQ has made several European acquisitions including the businesses of HVR Consulting Services Ltd and Verhaert Design and Development NV (renamed Verhaert Space NV). It has also acquired a number of US based businesses that complement its core capabilities which include: Westar Aerospace & Defense Group Inc, Foster-Miller Inc. and Apogen Technologies Inc. These businesses have subsequently made further acquisitions to date that include Planning Systems Inc., SimAuthor Inc. and Ocean Systems Engineering Corp.

PLEASE NOTE: Statements in this press release relating to the proposed transaction, and other statements relating to the businesses of the companies, their plans, strategies, economic performance and trends and other statements , including statements containing the words “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “will,” and similar expressions which are not descriptions of historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by these statements. In addition to

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those risks specifically mentioned in the reports filed by the Company with the Securities and Exchange Commission (including the Company’s Form 10-K for the most recently completed fiscal year), such risks and uncertainties include, but are not limited to: the Company’s dependence on contracts with U.S. federal government agencies, particularly within the U.S. Department of Defense and NASA, for substantially all of our revenue; changes in the spending priorities of the federal government; government contract procurement and termination risks; competitive factors such as pricing pressures and/or competition to hire and retain employees (particularly those with security clearances); the likelihood of success in growing the Company’s business through acquisition or otherwise, including the risk that the expected benefits of the acquisition may not be realized; growth in the government contracting arena and in the economy in general. These forward looking statements reflect the Company’s current beliefs; however developments and events subsequent to this document are likely to cause these statements to become outdated. We undertake no obligation to update these forward-looking statements to reflect new information, future events or otherwise, except as provided by law.

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